Exhibit 99.1

KANZHUN LIMITED Updates the Status under Holding Foreign Companies Accountable Act

BEIJING, May 5, 2022 -- KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ), a leading online recruitment platform in China, today provides an updates on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

The Company was provisionally named by the United States Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer on May 4, 2022, following the Company’s filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 28, 2022, U.S. Eastern Time.

The Company understands that this identification under the HFCAA and its implementation rules issued thereunder indicates that the SEC determines that the Company used a registered public accounting firm whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the “PCAOB”) to issue the audit opinion for its financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, the SEC shall prohibit a company’s shares or American depositary shares (“ADSs”) from being traded on a national stock exchange or in the over-the-counter trading market in the United States if the company has been identified by the SEC for three consecutive years due to PCAOB’s inability to inspect the auditor’s working paper.

The Company has been and will continue to actively explore possible solutions to protect the interest of its stakeholders. The Company will continue to comply with applicable laws and regulations in both China and the United States, and strive to maintain its listing status on the Nasdaq Stock Market.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. Established eight years ago, the Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion. For more information, please visit https://ir.zhipin.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

THE PIACENTE GROUP, INC.

Email: kanzhun@tpg-ir.com